Filed pursuant to Rule 433

Registration No. 333-227001

ROYAL BANK OF CANADA

MEDIUM-TERM NOTES, SERIES H

$1,500,000,000

2.250% SENIOR NOTES, DUE NOVEMBER 1, 2024

FINAL TERM SHEET

DATED OCTOBER 21, 2019

Terms and Conditions

Issuer:	Royal Bank of Canada

Title of the Series:	2.250% Senior Notes, due November 1, 2024 (the “Notes”)

Expected Ratings[1]:	A2 / A / AA (Moody’s, Stable / S&P, Stable / Fitch, Stable)

Principal Amount:	$1,500,000,000

Issue Price:	99.778%

Trade Date:	October 21, 2019

Settlement Date (T+3) [2]:	October 24, 2019

Maturity Date:	November 1, 2024

Minimum Denomination:	$2,000 and multiples of $1,000

Interest Rate:	2.250%

Treasury Benchmark:	1.500% UST due September 30, 2024

Treasury Benchmark Price:	99-17 ¼

Treasury Yield:	1.597%

Re-offer Spread to Treasury Benchmark:	T + 70bps

Re-Offer Yield:	2.297%

Fees:	0.250%

Interest Payment Dates:	Semi-annually on each May 1 and November 1, beginning May 1, 2020

1 A credit rating is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization.

2 Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle no later than two business days after the trade date, unless the parties to such trade expressly agree otherwise at the time of the trade. Accordingly, purchasers who wish to trade on any date more than two business days prior to delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in three business days (T+3), to specify alternative settlement arrangements to prevent a failed settlement.

Payment Convention:	Following business day convention, unadjusted

Business Days:	New York, Toronto

Day Count Fraction:	30/360

Listing:	None

Optional Redemption:	None

Canadian Bail-in Powers Acknowledgment:	The Notes are subject to bail-in conversion under the Canadian bail-in regime.

CUSIP / ISIN:	78015K7C2 / US78015K7C20

Lead Managers and Joint Book Runners:	RBC Capital Markets, LLC Citigroup Global Markets Inc. Goldman Sachs & Co. LLC Wells Fargo Securities, LLC

Co-Managers:

ANZ Securities, Inc.

BB&T Capital Markets, a division of BB&T Securities, LLC

BNY Mellon Capital Markets, LLC

Capital One Securities, Inc.

Comerica Securities, Inc.

Commonwealth Bank of Australia

DBS Bank Ltd.

Desjardins Securities Inc.

Keybanc Capital Markets Inc.

National Bank of Canada Financial Inc.

Regions Securities LLC

Standard Chartered Bank

The Huntington Investment Company

U.S. Bancorp Investments, Inc.

Westpac Capital Markets, LLC

Academy Securities, Inc.

Great Pacific Securities

Royal Bank of Canada (the “Issuer”) has filed a registration statement (including a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents that the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the lead managers will arrange to send you the pricing supplement, the prospectus supplement, and the prospectus if you request them by contacting RBC Capital Markets, LLC toll free at 1-866-375-6829, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.